

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com





05008958

BY MAIL

June 7, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of May 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

dlw 6/15

LAKE SHORE GOLD CORP.

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2005

ek Hughes Central Shaft

Lake Gold Central Shaft

Lake Shore Accommodations House

Lake Shore No. 1 Shaft



MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 and 2004

GENERAL

The following management's discussion and analysis of Lake Shore Gold Corp. (the "Company" or "Lake Shore"), dated as at May 12, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.

Lake Shore is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta and Québec, and trades on the TSX Venture Exchange under the symbol LSG.

OVERALL PERFORMANCE

On December 31, 2004, Lake Shore and Holmer Gold Mines Limited ("Holmer") completed a plan of arrangement pursuant to which Lake Shore acquired all of the issued and outstanding shares of Holmer. Holders of Holmer shares received one Lake Shore share for every 1.5 Holmer shares. Holmer became a wholly-owned subsidiary of Lake Shore and changed its name to LSG Holdings Corp. As a result of the completion of this transaction, Lake Shore now owns 100% of the Timmins Gold Property which has an indicated mineral resource of 724,000 ounces of gold (grade uncut), which has been audited by Watts, Griffis and McOuat Limited. Lake Shore has commenced a pre-feasibility study as well as an aggressive drilling program on the Property.

During the first quarter of 2005, Lake Shore was very active in securing additional capital and expanding its asset base in the Timmins Gold Camp, Ontario. The Company also made very positive changes to its senior management and Board.

In February 2005, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property located in the Timmins Gold Camp. The DeSantis Property consists of 22 patented and 2 leased claims covering approximately 665 hectares. Under the terms of the agreement, Lake Shore can earn a 51% interest in the Property by making cash payments totalling $375,000, issuing 75,000 shares plus additional shares worth $200,000, and incurring $3 million in exploration expenditures over a three year period. Lake Shore has a further option to earn up to a 70% interest by spending an additional $3,726,000 on the Property.

On March 7, 2005, the Company entered into an agreement with Black Hawk Mining Inc. ("Black Hawk") to acquire 100% of its Vogel Gold Property, also located in the Timmins Gold Camp. The Vogel Property, which is subject to a royalty, consists of one patented "Vet Lot" covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold deposits. On April 4, 2005, under the terms of the

agreement, Lake Shore made an initial cash payment of $3 million and issued 100,000 shares of the Company. A further cash payment of $500,000 will be payable to Black Hawk once an NI 43-101 compliant indicated resource of 600,000 ounces of gold has been confirmed on the Property.

On March 31, 2005, the Company raised gross proceeds of $8,006,500 pursuant to the issuance of a combination of flow through and non-flow through shares. The proceeds are being used to expand the Company's resource and asset base in the Timmins Gold Camp, to further its exploration programs on key properties as well as to generate new projects.

In February 2005, Lake Shore appointed Brian R. Booth as President, CEO and director of the Company. Mr. Booth has 22 years of experience exploring for nickel-copper, precious and base metal deposits throughout Canada, Europe and southeast Asia. His previous position was Manager of Exploration, North America and Europe with Inco Limited.

Daniel G. Innes resigned as President and CEO, a position he held since January 2003, and has been appointed to the position of Chair of the Board. The Company credits much of its success to his tremendous contribution. Anthony R. Harvey, former Chair, was appointed lead director.

The Board also welcomes two new directors, Dr. K. Sethu Raman and Edward Svoboda. Both were added to the Company's Board pursuant to the acquisition of Holmer. Thomas W. Beattie resigned as director and was appointed Vice President, Corporate Development.

Administrative expenses increased by approximately $101,000 (excluding general exploration) during the quarter ended March 31, 2005 in comparison to the same period in 2004. An increase in overall corporate activity resulted in higher consulting fees, legal and regulatory costs, as well as travel costs.

Since its reorganization in December 2002, Lake Shore has been successful in acquiring a large portfolio of properties. The following is a brief discussion of the Company's main properties.

Timmins Gold Property, Ontario

The Timmins Gold Property is located along the main Destor-Porcupine Fault Zone on the west end of the Timmins Camp in Bristol Township, 18 kilometres west of the city of Timmins.

On December 31, 2004, Lake Shore finalized its acquisition of all of the issued shares of Holmer, thus Lake Shore now owns 100% of the Timmins Gold Property.

As part of the ongoing resource expansion drill program, two pilot holes were completed (TG05-64 and -65a), and two wedge-holes were in progress (TG05-64b and -65b), for a total of 3,519 metres drilled during the quarter. One drill rig concentrated on completing section 4500E (TG05-64 series holes), and another was used to extend the resource on section 4350E (TG05-65 series holes). This drilling confirms that the mineralization extends in excess of 750 metres along strike and 1,400 metres downplunge from surface.

A third drill rig was deployed to follow-up on exploration targets outside the main deposit area. Four exploration holes were completed in the quarter, for a total of 1,058 metres (holes TG05-66 to -69). The holes were drilled in the northern portion of the Property, targeting the volcanic/sedimentary

rock contact zone and an associated structural zone that extends off the Property to the east. A weakly anomalous gold zone was intersected in TG05-69, collared within the northeast corner of the Property. The zone is associated with a felsic porphyry dyke at the volcanic and sedimentary rock contact.

Thunder Creek Property, Ontario

The Thunder Creek Property ties on to the Timmins Gold Property to the southwest and is currently under option from Band-Ore Resources Ltd. The 54 claim unit package was acquired in order to test for gold mineralization in an ultramafic intrusive body, similar to the main Ultramafic Zone in the Timmins Gold Propertry, that extends for over 1,800 metres southwest of the Timmins gold deposit.

A surface 1:2500 scale mapping program, MMI (geochemical survey) soil sampling program, and an outcrop stripping program were completed in the third quarter of 2004. Several MMI gold anomalies were located within the central portion of the Property related to gold bearing structures.

In late August, a second phase drill program was initiated to target the interpreted structures and associated gold anomalies. By December 2, 2004, seven holes were completed for a total of 2,495 metres of drilling in the fourth quarter.

The results of the second phase drill program were reviewed and new targets defined for a third phase program to be initiated early in the second quarter of 2005.

Price and Ogden Projects, Ontario

In September 2004, Lake Shore entered into two option agreements to acquire 100% of two properties located in Price, Ogden and Thornloe townships, east and south of the Timmins Gold Property. The Ogden Property consists of six units adjoining the past producing DeSantis Mine to the east, while the Price Property consists of 126 units located in Price, Ogden and Thornloe townships. Both properties cover favourable geology on and north of the Destor-Porcupine Break.

A first phase drill program was carried out on the Price Property in January in which two holes were completed for a total of 610 metres. The objective of this program was to test stratigraphy by targeting felsic porphyries that appear to cut mafic and ultramafic rocks on the Property. Several moderately altered and mineralized zones were intersected, but no significant assays were obtained. Data is currently being reviewed and additional work programs planned.

Drilling began on the Ogden Property in December 2004 and was completed in January. Drilling objectives were to test for the westerly extension of the DeSantis gold horizon and failed to produce significant results and the option was terminated.

Bazooka Project, Québec

Lake Shore initiated a drill program in October 2003, with the objective of better defining the main mineralized horizon delineated by previous drilling. Over 5,600 metres of drilling was completed by the end of February 2004. This program increased the known strike length of the mineralized zone from 250 metres to 560 metres, and the zone remains open to the west.

A detailed compilation and evaluation of all drilling completed to date (including historical drilling) was completed in the last quarter of 2004. The resulting targets were drilled in the first quarter of

2005. The focus of the drill program was to test at depth (below 300 metre vertical depth) a newly discovered zone, the "brown carbonate zone." Ten holes were drilled for a total of 4,551 metres. One of the holes (BA-05-30) intersected a new altered zone located north of the main Bazooka Zone along the mafic volcanic and sedimentary rock contact. The zone is strongly silicified and sericitized. All assays are pending.

Noranda North VMS Project, Québec

In April 2004, Lake Shore executed an agreement with Fieldex Exploration Inc. ("Fieldex") regarding Lake Shore's Noranda North volcanogenic massive sulphide (VMS) and gold project in western Québec. Under the terms of the agreement, Fieldex can earn a 50% interest in the Project by spending $500,000 within two years, which must include 1,000 metres of drilling within the first year. Lake Shore is the operator of the Project, which covers 3,600 hectares. No field work was carried out on the Noranda North Project during this quarter.

Other Projects

The Company also has access to the Abitibi database, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario, acquired by Aurora Platinum Corp. ("Aurora") pursuant to an agreement between Aurora and Inco Limited. All proposed digitizing of the Inco Limited magnetic survey data has been completed and is being merged with existing public domain data.

No work was completed on the AEM Project located in northwestern Ontario during the quarter other than to ensure that all properties including Canopener and Rowlandson Lake were maintained in respect of assessment requirements. The AEM Project will be reassessed in 2005.

RESULTS OF OPERATIONS

The net loss for the three months ended March 31, 2005 and 2004 was $244,983 and $149,657 respectively. The increase of $95,326 is mainly due to an increase in overhead expenses such as consulting fees, shareholder information, legal and travel costs.

General and administrative expenditures increased by $105,766 as a result of an increase in consulting fees relating to the hiring of a new President and CEO; an increase in shareholder information costs relating to additional regulatory and filing fees; and an increase in legal, accounting and travel costs relating to a greater level of corporate activity during the period.

The Company incurred $25,727 (March 31, 2004 – $21,720) in general reconnaissance expenditures relating to its field offices and to the generation of new projects.

As a result of 500,000 stock options granted during the period ended March 31, 2005, of which 250,000 vested immediately, the Company recorded $112,500 (March 31, 2004 – $40,500) in stock-based compensation expense and included this amount in contributed surplus. A grant-date fair value of $0.45 (March 31, 2004 - $0.81) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 77% (March 31, 2004 - 86%); risk free interest rate of 3.5% (March 31, 2004 – 5%); and expected life of 3.5 years (March 31, 2004 – five years).

As a result of the tax benefits of deductible expenses incurred during the three month period ended March 31, 2005, the Company recorded a recovery of $75,000 (March 31, 2004 – nil).

QUARTERLY FINANCIAL INFORMATION

Fiscal Quarter ended	**1st Quarter March 31, 2005**	4th Quarter December 31, 2004	3rd Quarter September 30, 2004	2nd Quarter June 30, 2004
Interest and other income	18,283	10,971	12,361	17,918
Net loss	(244,983)	(42,817)	(642,885)	(134,442)
Loss per share*	(0.00)	(0.00)	(0.02)	(0.00)

Fiscal Quarter ended	1st Quarter March 31, 2004	4th Quarter December 31, 2003	3rd Quarter September 30, 2003	2nd Quarter June 30, 2003
Interest and other income	10,843	20,652	14,085	11,928
Net loss	(149,657)	(186,273)	(655,917)	(140,335)
*Loss per share**	*(0.00)*	*(0.00)*	*(0.03)*	*(0.01)*

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters does not reflect a significant degree of variation. The variation between the fourth quarter in 2004 and 2003 reflects the income tax recovery recorded in 2004. The variation between the first quarter in 2005 and 2004 results primarily from an increase in stock-based compensation expense and administrative overhead.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in good financial condition with working capital of $10,366,817 as at March 31, 2005 compared with $4,132,465 as at December 31, 2004.

The increase of approximately $6.3 million in working capital reflects proceeds from share issuances of $7.7 million offset by $1.2 million ($0.8 million on a cash basis) in resource property expenditures and approximately $200,000 in operating expenditures.

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

As a result of the cancellation of 666,667 common shares which were valued as part of the business combination with Holmer, the Company recorded a reduction of the future income tax liability of $401,000 with a corresponding reduction to resource properties.

In addition, the Company cancelled 150,000 of its own common shares and charged $37,500 of the resulting loss directly to deficit. These were shares of the Company that Holmer owned prior to the acquisition.

Resource property expenditures amounted to $1.2 million during the three months ended March 31, 2005. However, the carrying value of resource properties increased only by approximately $259,000 due to a reduction of $1.1 million for the cancellation of the above-mentioned common shares. Of the

$1.2 million, approximately $700,000 was spent on the Timmins Property, $300,000 on the Bazooka Property, $85,000 on the DeSantis Property, and $150,000 on other properties.

On April 4, 2005, the Company issued a cash payment of $3 million pursuant to the Vogel Property acquisition agreement. This amount is not recorded in the Company's financial statements as at March 31, 2005 since certain conditions had to be fulfilled prior to the scheduled closing date of April 4, 2005.

As at March 31, 2004, there were 5,275,000 stock options and 6,765,126 warrants outstanding as detailed in note 3 of the notes to the consolidated financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

CONTRACTUAL OBLIGATIONS

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Thunder Creek, Price and DeSantis properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2005	2006	2007	2008
Cash payments	$ 60,000	$ 170,000	$ 365,000	$ 100,000
Expenditures	1,320,000	1,530,000	1,640,000	550,000
	$ 1,380,000	$ 1,700,000	$ 2,005,000	$ 650,000

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

iv) With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

RELATED PARTY TRANSACTIONS

The Company paid a total of $33,622 (March 31, 2004 - $15,688) in consulting and management fees to companies controlled by Daniel Innes, Lake Shore's Chair, and Brian Booth, Lake Shore's President and CEO. Amounts paid to Aurora under the terms of an administrative services agreement totalled $6,000 (March 31, 2004 - $6,000). As at March 31, 2005, there was an amount of $31,346 due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, there were fees of $9,000 (March 31, 2004 - $12,000) paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement. The basis for the fees is either a monthly or per diem rate.

INTEGRITY OF DISCLOSURE

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

ADDITIONAL INFORMATION

Additional information is provided in the Company's unaudited consolidated interim financial statements for the period ended March 31, 2005, audited consolidated financial statements for the year ended December 31, 2004 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

Daniel G. Innes - Chair and Director
Brian R. Booth - President, CEO and Director
Anthony R. Harvey - Director
Murray A. Gordon - Director
John G. Paterson - Director
Michael D. Winn - Director
K. Sethu Raman - Director
Edward Svoboda - Director
Parkash K. Athwal - Chief Financial Officer
Thomas W. Beattie - Vice President, Corporate Development
Michael J. Byron - Vice President, Exploration
Susy H. Horna - Secretary

CONSOLIDATED BALANCE SHEETS

Unaudited	**March 31, 2005**	*December 31, 2004*
ASSETS		
Current		
Cash and cash equivalents	$ 10,608,500	$ 4,095,999
Exploration advances and other receivables	391,502	305,271
	11,000,002	4,401,270
Resource properties (note 2)	61,907,543	61,648,718
	$ 72,907,545	$ 66,049,988
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 601,839	$ 241,339
Due to affiliated company (note 4)	31,346	27,466
	633,185	268,805
Long term		
Future income tax (note 5)	16,071,000	16,547,000
	16,704,185	16,815,805
SHAREHOLDERS' EQUITY		
Share capital (note 3)	58,697,362	51,558,202
Contributed surplus (note 3d)	3,086,914	2,974,414
Deficit	(5,580,916)	(5,298,433)
	56,203,360	49,234,183
	$ 72,907,545	$ 66,049,988

See accompanying notes to consolidated financial statements

Approved by the Board



Daniel G. Innes



Murray A. Gordon

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Unaudited Three months ended March 31	2005	2004
EXPENSES		
Consulting and management fees	$ 85,628	$ 50,314
General exploration	25,727	21,720
Shareholder information	43,040	24,482
Legal and accounting	33,386	7,563
Office expense	10,329	11,293
Travel	27,656	4,628
Loss before undernoted items	(225,766)	(120,000)
Interest	18,283	10,843
Stock-based compensation (note 3d)	(112,500)	(40,500)
Loss before income taxes	(319,983)	(149,657)
Recovery of income tax (note 5)	75,000	-
Net loss for the period	(244,983)	(149,657)
Deficit at beginning of period	(5,298,433)	(4,328,632)
Loss on cancelled shares (note 3)	(37,500)	-
Deficit at end of period	$ (5,580,916)	$ (4,627,946)
Loss per share - basic and diluted	$ (0.00)	$ (0.00)
Weighted-average number of shares outstanding	70,193,608	31,658,060

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited Three months ended March 31	2005	2004
OPERATING ACTIVITIES		
Net loss for the period	$ (244,983)	$ (149,657)
Items not involving cash:		
Recovery of income tax	(75,000)	-
Stock-based compensation	112,500	40,500
	(207,483)	(109,157)
Change in non-cash operating working capital items:		
(Increase) decrease in exploration advances and other receivables	(78,074)	45,319
(Decrease) increase in accounts payable and accrued charges	(140,042)	13,210
	(425,599)	(50,628)
INVESTING ACTIVITY		
Resource property expenditures	(808,143)	(1,780,149)
FINANCING ACTIVITY		
Shares issued	7,746,243	4,114,286
Increase in cash and cash equivalents during the period	6,512,501	2,283,509
Cash and cash equivalents at beginning of period	4,095,999	2,184,313
Cash and cash equivalents at end of period	$ 10,608,500	$ 4,467,822
Cash and cash equivalents consist of:		
Cash	$ 7,914,130	$ (123,996)
Short-term investments	2,694,370	4,591,818
Cash and cash equivalents at end of period	$ 10,608,500	$ 4,467,822

Supplemental Cash Flow Information (note 6)

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unaudited
For the three months ended March 31, 2005 and 2004

1. SIGNIFICANT ACCOUNTING POLICIES

a) These financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2004 and these financial statements should be read in conjunction with those annual financial statements and notes thereto.

b) On December 31, 2004, Lake Shore Gold Corp. (the "Company" or "Lake Shore") and Holmer Gold Mines Inc. ("Holmer") completed a Business Combination Agreement pursuant to which Lake Shore acquired all of the outstanding shares and other equity securities of Holmer based on a 1.5 to 1 ratio. Holmer became a wholly-owned subsidiary of Lake Shore and changed its name to LSG Holdings Corp. The Company consolidated the assets and liabilities as at December 31, 2004 and has consolidated the results of operations beginning January 1, 2005.

2. RESOURCE PROPERTIES

For the three month period ended March 31, 2005:

	AEM Ontario	DeSantis	Timmins	Thunder Creek	Bazooka	Other*	Total
Balance, beginning of period	$ 748,399	$ -	$ 58,227,434	$ 771,839	$ 623,760	$ 1,277,286	$ 61,648,718
Property acquisition, assessment and maintenance	-	135,000	411	12,470	-	13,956	161,837
Analytical	-	-	27,743	1,589	7,559	8,990	45,881
Geophysics	-	-	-	-	-	4,640	4,640
Geology	-	20,476	91,309	3,498	31,918	56,610	203,811
Drilling	-	-	581,199	10,438	280,743	64,006	936,386
Project administration	-	4,622	9,362	-	309	6,310	20,603
Cancellation of shares valued as part of purchase of subsidiary	-	-	(1,114,333)	-	-	-	(1,114,333)
Balance, end of period	$748,399	$ 160,098	$ 57,823,125	$ 799,834	$ 944,289	$ 1,431,798	$ 61,907,543

*Includes: Rowlandson/Canopener ($441,811); Noranda North ($142,610); Abitibi ($509,060); Price ($77,909); Miscellaneous ($260,408).

For the year ended December 31, 2004:

	AEM Ontario	Highway	Timmins	Thunder Creek	Bazooka	Other*	Total
Balance, beginning of period	$ 739,843	$ 358,633	$ 2,092,134	$ 193,872	$ 618,101	$ 1,146,828	$ 5,149,411
Property acquisition, assessment and maintenance	-	1,700	292,442	89,542	1,383	45,805	430,872
Analytical	-	25,396	229,848	54,711	35,761	39,350	385,066
Geophysics	-	24,000	-	-	500	31,988	56,488
Geology	8,556	54,972	396,046	141,126	59,990	334,382	995,072
Drilling	-	37,905	1,750,616	291,088	157,333	12,496	2,249,438
Project administration	-	2,401	22,710	1,500	6,678	8,423	41,712
Resource property costs written off	-	(505,007)	-	-	-	(105,692)	(610,699)
Purchase of Holmer	-	-	53,443,638	-	-	-	53,443,638
Québec refundable tax credits	-	-	-	-	(255,986)	(236,294)	(492,280)
Balance, end of period	$ 748,399	$ -	$ 58,227,434	$ 771,839	$ 623,760	$ 1,277,286	$ 61,648,718

*Includes: Rowlandson/Canopener ($441,811); Abitibi ($481,414); Noranda North ($129,177); Miscellaneous ($224,884).

On March 7, 2005, the Company entered into a letter agreement with Black Hawk Mining Inc. ("Black Hawk") to acquire 100% of its Vogel Gold Property, located in the Timmins Gold Camp, Ontario. The Vogel Property consists of one patented "Vet Lot" covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold deposits. Under the terms of the agreement, Lake Shore will make an initial cash payment of $3 million and issue 100,000 shares of the Company. A further cash payment of $500,000 will be payable to Black Hawk once an NI 43-101 compliant indicated resource of greater than 600,000 ounces of gold has been confirmed on the Property. Each party has until April 4, 2005 to fulfill certain conditions specified in the agreement.

In February 2005, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property also located in the Timmins Gold Camp, Ontario. The DeSantis Property consists of 22 patented and 2 leased claims covering approximately 665 hectares. Under the terms of the agreement, Lake Shore can earn a 51% interest in the Property by making cash payments totalling $375,000, issuing 75,000 shares plus additional shares worth $200,000, and incurring $3 million in exploration expenditures over a three year period. Lake Shore has a further option to earn up to a 70% interest by spending an additional $3,726,000 on the Property.

3. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the three months ended March 31, 2005 and year ended December 31, 2004, changes in

issued share capital were as follows:

Issued and outstanding	March 31, 2005 Shares	Amount	December 31, 2004 Shares	Amount
Balance, beginning of period	70,295,022	$ 51,708,202	30,793,354	$ 9,688,020
Private placement - net of share issue costs of $530,340 (2004 - $233,787)	9,020,000	7,476,160	3,200,000	3,766,212
Exercise of warrants	-	-	939,110	586,808
Exercise of options	394,445	278,833	222,500	82,800
Issued in exchange for resource properties	75,000	60,000	125,000	118,250
Own shares cancelled (666,667 + 150,000)	(816,667)	(825,833)	-	-
Issued as a result of business combination with Holmer	-	-	35,015,058	37,466,112
Balance, shares issued	78,967,800	58,697,362	70,295,022	51,708,202
Own shares held	-	-	(150,000)	(150,000)
Balance, shares outstanding	78,967,800	$ 58,697,362	70,145,022	$ 51,558,202

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

During the three months ended March 31, 2005, the Company cancelled 666,667 of its common shares which it had acquired pursuant to the business combination described in note 1b resulting in a reduction of share capital of $713,333. These shares were originally the Company's investment in Holmer. As well, during the same period the Company cancelled 150,000 of its common shares resulting in a reduction of share capital of $112,500 and charged $37,500 (representing the difference between the charge to share capital and the carrying value) to deficit. These were common shares of the Company that Holmer owned before the acquisition.

c) Stock Options

As at March 31, 2005, the Company had 5,275,000 stock options outstanding of which 5,025,000 were exercisable.

	March 31, 2005 Number of options	Weighted-average exercise price	December 31, 2004 Number of options	Weighted-average exercise price
Outstanding at beginning of period	5,236,111	$ 0.52	3,847,500	$ 0.46
Granted to consultants and employees	500,000	$ 0.80	65,000	$ 1.09
Granted as a result of Holmer arrangement	-	$ -	1,561,111	$ 0.62
Exercised/cancelled	(461,111)	$ 0.69	(237,500)	$ 0.36
Outstanding at end of period	5,275,000	$ 0.53	5,236,111	$ 0.52
Exercisable at end of period	5,025,000	$ 0.52	5,236,111	$ 0.52

d) Stock-Based Compensation

As a result of 500,000 stock options granted during the three month period ended March 31, 2005, of which 250,000 vested immediately, the Company recognized $112,500 (March 31, 2004 - $40,500) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing model. A grant-date fair value of $0.45 (March 31, 2004 - $0.81) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 77% (March 31, 2004 - 86%); risk free interest rate of 3.5% (March 31, 2004 - 5%); and expected life of 3.5 years (March 31, 2004 - five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

As at March 31, 2005, there were 6,765,126 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
July 31,2003	265,152	$1.20	July 31, 2005
August 21, 2003	1,769,349	$1.20	August 20, 2005
August 21, 2003	381,680	$1.20	August 20, 2005
March 15, 2004	1,600,000	$1.75	March 15, 2006
December 31, 2004	2,106,445	$0.675	December 16, 2005
December 31, 2004	101,300	$0.60	December 16, 2005
March 31, 2005	541,200	$0.80	March 31,2007

4. RELATED PARTY TRANSACTIONS

For the three month period ended March 31, 2005, fees amounting to $33,622 (March 31, 2004 - $15,688) were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora Platinum Corp. ("Aurora") under the terms of an administrative services agreement totalled $6,000 (March 31, 2004 - $6,000). As at March 31, 2005 there was an amount of $31,346 due to Aurora. As well, there were fees of $9,000 (March 31, 2004 - $12,000) paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

5. INCOME TAXES

As a result of the tax benefits of deductible expenses incurred during the three month period ended March 31, 2005, the Company recorded a recovery of $75,000 (March 31, 2004 - nil).

As well, due to the cancellation of 666,667 common shares which were valued as part of the business combination with Holmer, the Company recorded a reduction of the future income tax liability of $401,000 with a corresponding reduction to resource properties.

6. SUPPLEMENTAL CASH FLOW INFORMATION

The Company issued 75,000 common shares, valued at $60,000 pursuant to the DeSantis Property agreement, during the three months ended March 31, 2005.

Hughes Central Shaft

Lake Gold Central Shaft

Shore No. 1 Shaft

Shore Accommodations House



AKE SHORE GOLD CORP

Georgia Street



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE'S TIMMINS GOLD PROJECT INTERSECTS HIGH-GRADE GOLD UP TO 24.3 GRAMS PER TONNE OVER 11.1 METRES AND EXPANDS MINERALIZATION 450 METRES DOWN PLUNGE BEYOND THE CURRENT INDICATED RESOURCE

May 30, 2005

Vancouver, BC - **Lake Shore Gold Corp. (LSG-TSXV)** released today the latest results of the resource expansion drilling on the Company's 100% owned Timmins West Gold Property. **Significant intersections are reported for both the Ultramafic and Footwall zones, including 24.03 grams per tonne gold over 11.10 metres and 13.62 grams per tonne gold over 2.1 metres. This drilling confirms that this mineralization extends an additional 450 metres (down plunge) past the current indicated resource, and represents an order of magnitude step out for the deposit.**

Timmins West Gold Project - Summary of Resource Expansion Drilling

The current resource expansion drilling has focused on two sections (4500E and 4350E) located west and down plunge of the 2004 resource audit (see September 10, 2004 news release). Drilling on section 4500E, a 100 metre step out to the west of section 4600E (the last section included in the audit), was initiated in August 2004, and consists of two pilot holes, TG04-63 and TG05-64, as well as three branch holes drilled off of TG04-63 (see October 5, 2004 news release) and two off of TG05-64. Drill holes TG05-63 and TG05-64, along with the associated branch holes, intersected the mineralized zones 175 metres down plunge of the previously reported holes within the resource. Hole TG05-65 (section 4350E), and associated branch holes, intersected the mineralized zones an additional 275 metres down plunge from hole TG04-63. Current drilling on this section with one pilot hole, demonstrates that **the mineralization extends an additional 450 metres past the current indicated resource of 724,000 ounces (uncut) or 1,369,000 tonnes at 16.45 grams per tonne gold, and represents an order of magnitude step out for the deposit. Mineralization remains open down plunge.**

President, Brian Booth stated: "With the drilling success in extending the Timmins West Gold mineralization we are confident that our initial target of 1.5 million ounces of gold resource will be reached with the current program. The testing of other prospective targets on the Property will also support the growing resource base".

Drilling began on section 4500E with hole TG04-63, a 103 metre step out to the west of all previous drilling that intersected several high-grade gold intercepts (see October 5, 2004 news release). The latest drilling on this section has also produced several high-grade intersections, including 24.03 grams per tonne gold uncut over 11.10 metres (hole TG05-64b). Quartz-tourmaline stockwork veins in an altered pyroxenite, with upwards of two percent disseminated pyrite, constitute the host to the mineralization. Mineralization remains open at depth on this section, and represents a priority target to be tested in the current drill program.

Drilling on section 4350E also intersected the favourable ultramafic suite further down plunge, intersecting 9.41 grams per tonne gold over 2.5 metres (TG04-65a), which represents the deepest cut on the zone to date.

...more

Additional drilling is planned to further test the fold nose area within the ultramafic suite, as well as the down plunge extension of the Main Zone. The fold nose represents a primary target in the Timmins West Gold Deposit, reporting high grades over significant widths. The Main Zone has been delineated down to a vertical depth of 300 metres and will be tested down to a vertical depth of 800 metres during the current program. The Deep Sediment Zone will also be further tested. To date only one hole has targeted this new zone (1.99 grams per tonne gold over 51.1 metres including 12.19 grams per tonne gold over 5.85 metres).

Two rigs will continue drilling on these sections in order to further delineated extensions to the Footwall, Ultramafic, and Main zones, and to further probe the limbs of the fold on all sections. Additional in-fill drilling on sections 4550E and 4450E is also planned in order to upgrade this new 450 metre down plunge extension of the deposit into a resource category.

Drilling to further define continuity and add to the resource associated with the No. 1, 2 and 3 high-grade vein zones is also planned for the current program.

Hole No.	Section	From (metres)	To (metres)	Length (metres)	*Gold (uncut) (grams per tonne)	Gold (cut) (grams per tonne)	Zone
TG04-63a	4500E	No significant results					
TG04-63b	4500E	937.50	939.75	2.25	3.79	3.79	FW Zone
TG04-63b	4500E	967.10	972.00	4.90	3.04	3.04	FW Zone
TG04-63b	4500E	1005.80	1008.30	2.50	6.14	6.14	FW Zone
including		1006.70	1007.80	1.10	10.54	10.54	
TG04-63b	4500E	1013.05	1014.95	1.90	10.85	10.85	UM Zone
TG04-63b	4500E	1024.60	1026.10	1.50	12.14	12.14	UM Zone
TG04-63b	4500E	1040.90	1042.60	1.70	6.17	6.17	UM Zone
TG04-63b	4500E	1048.20	1049.60	1.40	9.34	9.34	UM Zone
TG04-63c	4500E	954.50	957.00	2.50	3.42	3.42	FW Zone
TG04-63c	4500E	977.90	979.40	1.50	5.11	5.11	FW Zone
TG04-63c	4500E	1016.70	1018.10	1.40	8.19	8.19	FW Zone
TG04-63c	4500E	1032.30	1033.30	1.00	3.39	3.39	UM Zone
TG04-63c	4500E	1112.10	1113.60	1.50	4.03	4.03	UM Zone
TG05-64	4500E	1128.80	1130.40	1.60	8.67	8.67	FW Zone
TG05-64	4500E	1132.20	1134.45	2.25	5.88	5.88	FW Zone

...more

Hole No.	Section	From (metres)	To (metres)	Length (metres)	*Gold (uncut) (grams per tonne)	Gold (cut) (grams per tonne)	Zone
TG05-64	4500E	1147.15	1149.25	2.10	13.62	13.62	UM Zone
TG05-64	4500E	1197.50	1199.25	1.75	4.83	4.83	UM Zone
TG05-64a	4500E	abandoned branch					
TG05-64b	4500E	1132.00	1133.50	1.50	8.46	8.46	UM Zone
TG05-64b	4500E	1141.60	1152.70	11.10	24.30	7.06	UM Zone
including		1142.65	1145.70	3.05	6.10	6.10	
including		1147.30	1152.70	5.40	46.17	10.73	
TG05-64c	4500E	drilling in progress					
TG05-65	4350E	abandoned branch					
TG05-65a	4350E	1284.85	1285.85	1.00	5.34	5.34	FW Zone
TG05-65a	4350E	1316.40	1329.55	13.15	3.22	3.22	UM Zone
including		1321.05	1325.50	4.45	6.64	6.64	
including		1322.50	1325.00	2.50	9.41	9.41	
TG05-65b	4350E	1189.50	1191.00	1.50	8.46	8.46	FW Zone
TG05-65b	4350E	1265.20	1267.70	2.50	11.20	11.20	FW Zone
TG05-65b	4350E	1296.50	1298.00	1.50	3.51	3.51	UM Zone

* (All Footwall assays cut to 30 grams gold per tonne and Ultramafic assays cut to 50 grams gold per tonne). Widths are reported as core widths.

A third drill rig was recently deployed to follow-up on exploration targets outside the main deposit area. Four exploration holes have been completed, for a total of 1,058 metres (holes TG05-66 to TG05-69). The holes were drilled in the northern portion of the Property, targeting the volcanic/sedimentary rock contact zone, and an associated structural zone that extends off the Property to the east. A weakly anomalous gold zone was intersected in TG05-69, collared within the northeast corner of the Property. The zone is associated with a felsic porphyry dyke at the volcanic and sedimentary rock contact. Additional work is planned to follow up on this newly discovered mineralization.

Pre-Feasibility Study Update

It was previously announced (January 6, 2005) that a pre-feasibility study was initiated on the Timmins West Gold Deposit, and would include baseline environmental studies, engineering and additional metallurgical studies, and socio-economic studies. Preliminary work on defining these studies and the subsequent awarding of some contracts are now complete, with work presently underway on the advanced metallurgical studies. It is expected that all phases of the study will be completed and a final report submitted by November 2005.

...more

Vogel Property Update

The compilation of past data is ongoing, with a drill program planned for the Third Quarter to test for high-grade northeast and flat vein structures that were not adequately tested for in previous drill programs. The Vogel Deposit contains a historic measured and indicated resource estimate of 642,000 tonnes at 12.7 grams per tonne and an inferred resource of 933,800 tonnes at 12.7 grams per tonne gold (Glencairn's 2003 Annual Report based on ACA Howes 1999 resource estimate using CIM standards, for Black Hawk Mining Corp.).

DeSantis Property Update

The compilation of historic data is ongoing for the Property. Drilling to expand resources on the Property below 450 metres is planned for the Third Quarter. In addition, near surface targets have been identified for drill testing.

The exploration program is being supervised by Dr. Michael J. Byron, P.Geo, the Qualified Person for the Company.

The above resource estimates for the Vogel and DeSantis properties are historic and the Company is not treating the estimates as a National Instrument 43-101 defined resource. The Company has not completed the work necessary to verify the classification of the resource and as such any historic estimates should not be relied upon.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and is debt free.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Brian R. Booth, President
Daniel G. Innes, Chairman
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com


4200.0 E
4300.0 E
4400.0 E
4500.0 E
4600.0 E
4700.0 E
4800.0 E
4900.0 E
5000.0 E
5100.0 E
5200.0 E
5300.0 E
SURFACE
Composite Longitudinal Section Looking North
Timmins West Gold Deposit
MAIN ZONE
VEINS 1, 2 AND 3
100 m LEVEL
200 m
300 m
Veins 1, 2, and 3 are located behind to the north and were part of the resource estimate
400 m
500 m
600 m
700 m
800 m
900 m
1000 m
1100 m
1200 m
OPEN
OPEN
HIGHER GRADES & THICKNESS
TRACE OF FOLD NOSE
DEEP SEDIMENT ZONE
450 metres down plunge of resource audit
OPEN AT DEPTH
0 100 200
metres
Outline of resource estimate 2004
Higher grade core of resource
Drillhole, grams per tonne gold/ metres
Planned drill targets

Cu

Ni

Ag

PGM

AURORA

First Quarter Report

For the three months ended March 31, 2005



Aurora Platinum Vice President, Dr. Michael Byron working on the Foy Project, Ontario.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

MARCH 31, 2005

GENERAL

The following Management's Discussion and Analysis ("MD&A") of Aurora Platinum Corp. (the "Company" or "Aurora"), dated as at May 12, 2005, should be read in conjunction with the audited financial statements including the notes thereto for the year ended December 31, 2004.

Aurora is a development stage mineral exploration company engaged in the acquisition, evaluation and exploration of mineral properties with prospects for hosting nickel-copper-platinum-palladium mineral deposits. Aurora is currently active in Canada and holds a significant portfolio of mineral properties in Ontario and Québec. Aurora is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol ARP.

Aurora is also indirectly involved in gold exploration through Lake Shore Gold Corp. ("Lake Shore") in which Aurora currently holds a 16.9% interest, and diamond exploration through Superior Diamonds Inc. ("Superior") in which Aurora holds a 20.6% interest. The combined market value of these investments as at March 31, 2005 was $13.7 million.

OVERALL PERFORMANCE

During the period ended March 31, 2005, the Company conducted drilling, sampling and follow-up work on a number of its projects and incurred approximately $560,000 on exploration expenditures of which approximately $300,000 pertained to drilling on the Foy, Nickel Lake and North Range projects.

The Company is in solid financial condition with working capital of $3.5 million, issued share capital of 21,425,414 shares and a number of advanced stage projects in its portfolio. The Company does not have any long-term debt.

ONTARIO PROJECTS

FOY-FOOTWALL JOINT VENTURE (AURORA/FALCONBRIDGE)
No field work was carried out on the Footwall Property by the Company in the first quarter. Building and merging of the three-dimensional computer generated models of the Falconbridge and East mines were completed and a program was initiated to evaluate the database for exploration targets to be drilled in the second quarter. The Company collected 145 core samples as part of the Footwall Sudbury Breccia review program. Samples were collected

from seven previously drilled holes located within the footwall environment of the Falconbridge and East mines. The purpose of the program was to sample Footwall Sudbury breccia and analyze for elevated platinum, palladium and gold values – indicative of being close to a footwall-style copper and PGM-rich deposit. No significant results were returned.

Drilling of hole OF-02 began in November 2004, and was completed early in the first quarter of 2005 (1,489 metre depth). Located 800 metres northwest of Nickel Lake, the hole was drilled to test an off-hole BHUTEM-4 geophysical conductor (modelled from a survey run in hole OF-01) within the hanging wall of the Foy Offset Dyke. The hole intersected 2 metres of patchy semi-massive sulphide mineralization (~15% to 20% total sulphides), at a vertical depth of 1,210 metres. A BHUTEM-4 survey of the hole was completed at the end of March. Survey results are pending, as are the assay results.

No field work was carried out on the Crazy Creek Zone located within the Foy Offset Dyke approximately 5 kilometres west-northwest of the intersection of the Foy Offset Dyke with the Sudbury Igneous Complex ("SIC"). The Crazy Creek Zone consists of structurally controlled footwall-type stringer mineralization rich in copper, and precious metals (including platinum and palladium). In 2004, surface IP (induced polarization) geophysical surveys were completed to better define the extent of the Crazy Creek-type mineralization. Results indicate that there are a number of high chargeability zones located at depth beneath the Crazy Creek Zone, and that they appear to be connected to the surface showings. Drill targets have been defined with drilling expected to commence in the third quarter.

A surface EM geophysical survey was completed late in 2004 over the southern portion of the Company's Foy Property. This area covers a section of the SIC contact, as well as an extensive zone of Footwall Sudbury breccia with occurrences of blebby chalcopyrite, semi-massive surface sulphide showings, and a well defined protuberance of SIC norite into the surrounding footwall rocks. Survey data has been processed and targets identified with drilling expected to begin in the second quarter.

NICKEL LAKE PROPERTY (AURORA/INCO)

The Company currently holds a 60% interest in the Nickel Lake Property which consists of five patented claims 1.3 kilometres west-northwest of the north range of the SIC.

The Property hosts numerous nickel-copper-PGM sulphide showings. Historical (shallow) drilling by Inco Limited ("Inco") intersected significant sulphide mineralization at Foster Lake, and recent drilling by Aurora at Nickel Lake intersected numerous massive nickel-copper-PGM sulphide occurrences from near surface to 800 metres depth. Airborne EM surveys indicate that mineralization extends intermittently, along the entire length of the Nickel Lake-Foster Lake corridor (1.4 kilometres). Inco's Nickel Lake nickel-copper-PGM deposit (approximately 1.5 million tonnes) lies 250 metres southeast of Aurora's Nickel Lake Property.

Exploration activities on the Nickel Lake Property during the reporting period focused on the Nickel Lake North Zone. A modelled up-dip flexure or constriction in the Foy Offset Dyke appears to govern the distribution of the massive nickel-copper-PGM sulphides along this segment of the dyke.

Drilling and geophysical results on the Nickel Lake North Zone have established the presence of a conductive trend extending over 100 metres in strike and in excess of 435 metres in vertical depth along the hanging wall of the Foy Offset Dyke. Boreholes NI-21, NI-22, NI-25, NI-25-A and NI-24-A have intersected the modelled conductor and confirmed the presence of economically significant sulphides over a vertical extent of 305 metres. Drilling and geophysical results to date indicate that the sulphides represent a pipe-like or sub-vertical, ribbon-like body of moderately steep westerly plunge. The sulphides appear to be concentrated at a constriction developed within the dyke as a result of a moderate flattening of the dyke and the lodging of a mega-inclusion against the footwall margin of the dyke.

By the end of the first quarter, drillhole NI-26 was still in progress (~700 metre depth). It will be used as a geophysical (BHUTEM) platform to test the central portion of the Foster Lake Zone segment of the Foy Offset. The BHUTEM survey of this hole, in conjunction with the previously run surface UTEM survey and historical drilling, will provide drill and geophysical coverage for the bulk of this 800 metre section of the dyke to Foster Lake.

NORTH RANGE PROPERTY (100% AURORA)

During the fourth quarter of 2004, the Company finished surface geophysical surveys over selective areas of its extensive North Range land package located just north of the SIC contact and east of the Foy-Nickel Lake properties. Activities focused on those areas having the greatest potential for hosting Footwall-type (copper and PGM-rich) mineralization. Several near surface conductors were located, and were drill tested in the first quarter of 2005. Drilling was shut down in early April due to the spring breakup. By then, 10 holes were completed (~900 metres total) targeting Jem 2 (surface EM survey) conductors and Titan IP anomalies located immediately adjacent to Wallbridge Mining Company's Broken Hammer showing. Assay results are pending.

TIMMINS MEGATEM PROPERTIES

In April of 2003, and as part of the Data Acquisition Agreement for the Abitibi region of northern Ontario and Québec, the Company entered into an agreement with Inco on thirteen properties recently staked by Inco near Timmins, Ontario. The Company acquired a 50% interest in the properties by paying to Inco $128,236 (twice Inco's expenditures incurred in acquiring the thirteen properties and additional exploration costs incurred by Inco) with subsequent exploration expenditures being funded on a 50/50 basis.

The properties all lie within a belt of rocks that includes a substantial number of komatiitic flows and related ultramafic intrusives that contain economic to sub-economic nickel deposits. Reconnaissance field mapping and prospecting have been completed, as well as ground magnetics and Horizontal Loop Electromagnetic geophysical surveys on selected properties. Two drillholes were planned for the first quarter of 2005 but have been postponed due to delays in securing a drill. No significant intersections were reported from the two holes drilled in the last quarter of 2004.

LANSDOWNE HOUSE PROPERTY

During 2004, no exploration work was conducted on the Lansdowne House Property. The Company's exploration focus was directed to other projects in Ontario and Québec during the year. The Company has fulfilled its assessment and maintenance obligations, and the Property remains in good standing. A re-evaluation of the Property will be undertaken later this year.

QUEBEC PROJECTS

TEMISCAMINGUE PROJECT

In March 2004, the Company signed an agreement with Fieldex Exploration Inc. regarding the Temiscamingue Project in the Temiscamingue region of Québec pursuant to which the parties agreed to form a 50/50 regional joint venture and contribute their respective mineral claims totalling 36,000 hectares. Each party is funding 50% of expenditures over a five year period. This consolidation of ground constitutes the largest land package in the Belleterre Gold Belt and surrounding copper-nickel-PGM and VMS (volcanogenic massive sulphide) style base metal terrains.

Activities in 2004 consisted of reconnaissance mapping, lithogeochemical sampling and prospecting, largely focused on a number of predefined areas deemed prospective for komattite hosted nickel deposits, vein gold deposits, gabbro hosted nickel-copper-PGM deposits, and copper-zinc VMS deposits.

A first phase drill program was initiated in January 2005 on the Petosa gold property. Three holes were drilled (1,140 metres total) targeting shears developed along and across the main mafic volcanic and granitoid intrusive contact. Drilling was completed by mid-February and no significant mineralization was encountered. Drilling began on a second area (Hosking Gold Showing) in March, and was still in progress at the end of the quarter. Nine short holes were drilled (1,733 metres) to undercut the east-west trending mineralized shear hosted by a medium grained, altered gabbro. Assay results are pending.

MIDRIM-BELLETERRE PROJECTS

The Company owns a 70% interest in both the Midrim and Belleterre properties. These properties are located in the Temiscamingue region of Québec and are now part of a larger regional

program in the Belleterre Belt. No work was carried out on the Midrim or Belleterre properties in the quarter.

RESULTS OF OPERATIONS

The Company recorded net income of $3,369 for the period ended March 31, 2005 compared with net income of $969,322 for the period ended March 31, 2004. The net income in both periods resulted from the recording of dilution gains on the deemed disposition of the Company's interest in Lake Shore and Superior. A gain of $236,275 was recorded for the current period compared with $1,580,652 for the period ended March 31, 2004.

Consulting and management fees represent $18,000 (2004 – $24,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to an administrative services agreement with Southwestern, and $56,411 (2004 – $36,040) in fees on account of consulting and management services provided by directors, officers and other consultants. Management fees paid to Southwestern decreased due to a reduction in the monthly charge from $8,000 to $6,000.

All other general and administrative costs remained relatively unchanged during the period ended March 31, 2005.

The Company recorded a gain of $236,275 during the three months ended March 31, 2005 on the deemed disposition of its interest in Lake Shore. This compares to a gain of $1,580,652 recorded during the three months ended March 31, 2004 on the deemed disposition of its interest in Lake Shore ($1,321,921) and Superior ($258,731). The gains arose as a result of equity financings completed by both companies. In addition, the Company recorded its share of the equity loss in the operations of Lake Shore and Superior amounting to $114,727 (2004 – $113,223).

Gains or losses on deemed disposition arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) due to such transactions.

Equity in operations of affiliated companies represents the Company's share of the net income or losses for the reporting period in a significantly influenced company.

As a result of the tax benefits of deductible expenses incurred during the three month period ended March 31, 2005, the Company recorded a recovery of $25,000 (March 31, 2004 – ($280,273)).

The Company did not record any stock-based compensation expense during the current period. Stock-based compensation expense in the amount of $78,750 was recorded during the period ended March 31, 2004.

SUMMARY OF QUARTERLY RESULTS

FISCAL QUARTER ENDED	**1ST QUARTER MARCH 31 2005**	4TH QUARTER DECEMBER 31 2004	3RD QUARTER SEPTEMBER 30 2004	2ND QUARTER JUNE 30 2004
Interest and other income	**22,251**	30,670	28,988	25,020
Net income (loss)	**3,369**	3,585,270	(508,117)	(251,472)
Earnings (loss) per share*	**0.00**	0.17	(0.02)	(0.02)

FISCAL QUARTER ENDED	1ST QUARTER MARCH 31 2004	4TH QUARTER DECEMBER 31 2003	3RD QUARTER SEPTEMBER 30 2003	2ND QUARTER JUNE 30 2003
Interest and other income	37,075	189,959	35,752	48,033
Net income (loss)	969,322	152,762	353,520	(322,567)
Earnings (loss) per share*	0.05	0.01	0.02	(0.02)

* Earnings (loss) per share is based on the weighted-average number of shares outstanding.

An analysis of the results over the last eight quarters reflects a large variation between the first, fourth and third quarters of the comparative periods. Dilution gains on deemed dispositions relating to equity transactions completed by affiliated companies during these periods caused these variations.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets and is in good financial condition with working capital of $3.5 million at March 31, 2005 compared with $4.2 million as at December 31, 2004.

Cash outflows for operating activities during the period ended March 31, 2005 amounted to $320,873 versus $122,288 for the same period in 2004, and pertained mostly to general and administrative expenditures. Cash outflows of $761,693 (March 31, 2004 – $574,939) for investing activities pertains mostly to expenditures on resource properties.

During the current three month period, resource property expenditures amounted to $560,483 primarily relating to expenditures incurred on the Falconbridge ($249,232) and North Range ($217,804) properties.

The Company has lease obligations relating to its Sudbury office of $45,549 and $35,427 in 2005 and 2006 respectively.

As at March 31, 2005, there were 1,932,500 stock options outstanding as detailed in note 5(b) of the notes to financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

RELATED PARTY TRANSACTIONS

The Company paid a total of $24,500 (March 31, 2004 – $26,050) in consulting and management fees to companies controlled by Daniel Innes, President and CEO of the Company, and an unrelated director. A total of $18,000 (March 31, 2003 – $24,000) was paid to Southwestern, a company related by directors in common, pursuant to an administrative services agreement with Southwestern. The Company also received $12,000 (March 31, 2004 – $12,000) from Lake Shore and Superior under the terms of separate management services agreements. The basis for the fees is either a monthly or per diem rate.

INTEGRITY OF DISCLOSURE

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee, comprised of three unrelated directors, meets with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

SUBSEQUENT EVENT

On May 4, 2005, Aurora announced that it had entered into an agreement with FNX Mining Company Inc. ("FNX") whereby FNX will acquire all of the outstanding shares of Aurora in exchange for common shares of FNX based on the weighted-average trading price of the FNX shares for the ten business days ending on June 14, 2005. If the FNX share price is between $7.50 and $11.00, shareholders of Aurora will receive one FNX share for every five shares of Aurora. However, this is subject to a collar formula whereby if the FNX share price is above $11.00, Aurora shareholders will receive that number of FNX shares that would result in a maximum consideration of $2.20 per Aurora share. If the FNX share price is between $5.00 and $7.50, Aurora shareholders will receive that number of FNX shares that would result in a consideration of $1.50 per Aurora share.

The acquisition will occur by way of a Plan of Arrangement to be approved at the annual general and special meeting of Aurora shareholders expected to be held on June 20, 2005. The

Board of Directors of Aurora unanimously supports the agreement with FNX, a proven producer with a growing asset base and discovery record in the Sudbury Camp.

ADDITIONAL INFORMATION

Additional information is provided in the Company's unaudited interim financial statements for the period ended March 31, 2005, the audited financial statements for the year ended December 31, 2004 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

Balance Sheets

UNAUDITED	MARCH 31, 2005	DECEMBER 31, 2004
ASSETS		
Current		
Cash and cash equivalents	**$ 3,363,839**	$ 4,377,104
Exploration advances and other receivables	**488,200**	178,175
	3,852,039	4,555,279
Investments (note 3)	**9,226,536**	9,104,988
Property, plant and equipment (note 2)	**149,059**	156,534
Resource properties (note 4)	**17,961,896**	17,401,413
	$ 31,189,530	$ 31,218,214
LIABILITIES		
Current		
Accounts payable and accrued charges	**$ 318,419**	$ 392,525
Due to affiliated company (note 6)	**8,861**	11,108
	327,280	403,633
Future income tax (note 7)	**3,656,000**	3,681,000
	3,983,280	4,084,633
SHAREHOLDERS' EQUITY		
Share capital (note 5)	**34,644,633**	34,575,333
Contributed surplus	**964,370**	964,370
Deficit	**(8,402,753)**	(8,406,122)
	27,206,250	27,133,581
	$ 31,189,530	$ 31,218,214

See accompanying notes to financial statements

Approved by the Board



ALAN C MOON



DANIEL G INNES

Statements of Income and Deficit

UNAUDITED

THREE MONTHS ENDED MARCH 31	2005	2004
EXPENSES		
Consulting and management fees	$ 74,411	$ 60,040
General exploration	25,291	7,769
Shareholder information	10,616	27,588
Legal and accounting	12,994	22,699
Office expense	28,183	43,754
Travel	13,935	14,309
Loss before undernoted items	(165,430)	(176,159)
Interest income	22,251	37,075
Equity in operations of affiliated companies (note 3)	(114,727)	(113,223)
Gain on shares issued by affiliated companies (note 3)	236,275	1,580,652
Stock-based compensation	–	(78,750)
(Loss) income before income tax	(21,631)	1,249,595
Recovery of (provision for) future income tax (note 7)	25,000	(280,273)
Net income for the period	3,369	969,322
Deficit at beginning of period	(8,406,122)	(11,424,125)
Deficit at end of period	$ (8,402,753)	$ (10,454,803)
Earnings per share – basic and diluted	$ 0.00	$ 0.05
Weighted-average number of shares outstanding	21,389,247	21,109,403

See accompanying notes to financial statements

Statements of Cash Flows

UNAUDITED

THREE MONTHS ENDED MARCH 31	2005	2004
OPERATING ACTIVITIES		
Net income for the period	$ 3,369	$ 969,322
Items not involving cash:		
Gain on shares issued by affiliated companies	(236,275)	(1,580,652)
(Recovery of) provision for future income tax	(25,000)	280,273
Equity in operations of affiliated companies	114,727	113,223
Stock-based compensation	–	78,750
	(143,179)	(139,084)
Change in non-cash operating working capital items:		
(Increase) decrease in exploration advances and other receivables	(80,271)	13,771
(Decrease) increase in accounts payable and accrued charges	(97,423)	3,025
	(320,873)	(122,288)
INVESTING ACTIVITIES		
Resource property expenditures	(759,643)	(443,124)
Investment in affiliated company	–	(130,000)
Additions to property, plant and equipment	(2,050)	(1,815)
	(761,693)	(574,939)
FINANCING ACTIVITY		
Shares issued	69,301	2,783,751
	69,301	2,783,751
(Decrease) increase in cash and cash equivalents during the period	(1,013,265)	2,086,524
Cash and cash equivalents at beginning of period	4,377,104	4,516,031
Cash and cash equivalents at end of period	$ 3,363,839	$ 6,602,555
Cash and cash equivalents consist of:		
Cash	$ 170,431	$ 213,066
Short-term investments	3,193,408	6,389,489
Cash and cash equivalents at end of period	$ 3,363,839	$ 6,602,555

Supplemental Cash Flow Information (note 8)

See accompanying notes to financial statements

Notes to Financial Statements

UNAUDITED

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

1. SIGNIFICANT ACCOUNTING POLICIES

These financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements dated December 31, 2004. These financial statements should be read in conjunction with those audited annual financial statements and notes thereto.

2. PROPERTY, PLANT AND EQUIPMENT

			MARCH 31, 2005	DECEMBER 31, 2004
	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	NET BOOK VALUE
Office and other equipment	$ 81,800	$ 35,781	$ 46,019	$ 53,660
Computer equipment	146,987	78,183	68,804	74,233
Vehicles	7,500	723	6,777	–
Leasehold improvements	38,832	11,373	27,459	28,641
	$ 275,119	$ 126,060	$ 149,059	$ 156,534

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $9,524 (March 31, 2004 – $9,532) during the three month period ended March 31, 2005.

3. INVESTMENTS

a)

			MARCH 31, 2005
	OWNERSHIP %	BOOK VALUE	MARKET VALUE
Lake Shore Gold Corp.	16.9	$9,105,322	$ 10,507,000
Superior Diamonds Inc.	24.6	121,214	3,155,929
		$ 9,226,536	$ 13,662,929

	DECEMBER 31, 2004		
	OWNERSHIP %	BOOK VALUE	MARKET VALUE
Lake Shore Gold Corp.	18.9	$ 8,912,899	$ 13,300,000
Superior Diamonds Inc.	24.6	192,089	2,812,893
		$ 9,104,988	$ 16,112,893

b)

THREE MONTHS ENDED MARCH 31	2005		2004	
	GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES (i)	**EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (ii)**	GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES (i)	EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (ii)
Lake Shore Gold Corp.	**$ 236,275**	**$ (43,852)**	$ 1,321,921	$(59,529)
Superior Diamonds Inc.	**–**	**(70,875)**	258,731	(53,694)
	$ 236,275	**$ (114,727)**	$ 1,580,652	$ (113,223)

i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

ii) Equity in operations of affiliated companies represents the Company's share of the net losses for the reporting period in a significantly influenced company.

4. RESOURCE PROPERTIES

For the three month period ended March 31, 2005:

	FALCONBRIDGE PROPERTIES	MIDRIM PROPERTY	BELLETERRE PROPERTY	NICKEL LAKE PROPERTY	LANSDOWNE HOUSE PROPERTY	OTHER[1]	TOTAL
Balance, beginning of period	$ 6,151,791	$ 1,795,104	$ 1,405,451	$ 2,120,710	$ 2,595,822	$ 3,332,535	$ 17,401,413
Property acquisition, assessment and maintenance	–	–	–	–	–	1,971	1,971
Analytical	8,060	–	–	95	–	2,824	10,979
Geophysics	64,687	–	–	1,060	–	12,960	78,707
Geology	61,947	–	–	14,838	–	53,553	130,338
Drilling	111,295	–	–	49,344	–	134,564	295,203
Project administration	3,243	–	–	–	4,118	35,924	43,285
Balance, end of year	$ 6,401,023	$ 1,795,104	$ 1,405,451	$ 2,186,047	$ 2,599,940	$ 3,574,331	$ 17,961,896

[1] Includes: AEM 2000 ($892,802); AEM-Abitibi ($336,554); Rand ($331,389); North Range ($751,158); Montcalm ($336,545); Temiscaminque ($780,219); Miscellaneous ($145,664).

For the year ended December 31, 2004:

	FALCONBRIDGE PROPERTIES	MIDRIM PROPERTY	BELLETERRE PROPERTY	NICKEL LAKE PROPERTY	LANSDOWNE HOUSE PROPERTY	OTHER[1]	TOTAL
Balance, beginning of period	$ 5,875,712	$1,733,194	$ 1,334,211	$ 1,485,287	$ 2,579,867	$ 2,077,563	$15,085,834
Property acquisition, assessment and maintenance	11,573	116,040	95,000	–	3,282	86,850	312,745
Analytical	12,171	–	–	15,646	–	40,739	68,556
Geophysics	58,851	–	125	71,307	–	264,373	394,656
Geology	61,310	1,134	1,925	101,734	1,449	500,992	668,544
Drilling	105,316	–	–	427,664	–	288,669	821,649
Research	–	–	–	–	–	3,063	3,063
Project administration	26,858	2,347	1,372	19,072	11,224	283,638	344,511
Property costs written off	–	–	–	–	–	(177,961)	(177,961)
Québec refundable tax credits	–	(57,611)	(27,182)	–	–	(35,391)	(120,184)
Balance, end of year	$ 6,151,791	$1,795,104	$1,405,451	$2,120,710	$2,595,822	$3,332,535	$17,401,413

[1]Includes: AEM 2000 ($892,802); AEM-Abitibi ($205,068); Rand ($322,041); North Range ($533,354); Temiscamigue ($780,795); Montcalm ($328,697); Miscellaneous ($269,778).

5. SHARE CAPITAL

a) ISSUED CAPITAL

During the three months ended March 31, 2005 and year ended December 31, 2004, changes in issued share capital were as follows:

	FOR THE THREE MONTHS ENDED MARCH 31, 2005		FOR THE YEAR ENDED DECEMBER 31, 2004	
	NUMBER OF SHARES	**AMOUNT**	NUMBER OF SHARES	AMOUNT
Issued at beginning of period	**21,335,414**	**$ 34,575,333**	20,128,550	$ 31,620,500
Issued on the exercise of stock options	**90,000**	**69,300**	15,000	11,550
Issued on the exercise of share purchase warrants	–	–	1,113,500	2,783,751
Issued pursuant to property options agreements	–	–	78,364	159,532
Issued at end of period	**21,425,414**	**$ 34,644,633**	21,335,414	$ 34,575,333

b) STOCK OPTIONS

At March 31, 2005, there were 1,932,500 stock options outstanding and exercisable under the Company's stock option plan.

	MARCH 31, 2005		DECEMBER 31, 2004	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of period	2,072,500	$ 2.46	1,946,500	$ 2.58
Granted	–	$ –	296,000	$ 1.61
Exercised	(90,000)	$ 0.77	(15,000)	$ 0.77
Cancelled	(50,000)	$ 3.70	(155,000)	$ 2.53
Outstanding and exercisable at end of period	1,932,500	$ 2.51	2,072,500	$ 2.46

6. RELATED PARTY TRANSACTIONS

Fees amounting to $24,500 (March 31, 2004 – $26,050) were paid on account of consulting and management services provided by directors and directors who are officers. Amounts paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement totalled $18,000 (March 31, 2004 – $24,000). As at March 31, 2005, there was an amount of $8,861 due to Southwestern. The Company also received $12,000 (March 31, 2004 – $12,000) from its affiliated companies, Lake Shore Gold Corp. and Superior Diamonds Inc., under the terms of separate management services agreements and recorded it as an offset to consulting and management fees.

7. INCOME TAXES

As a result of the tax benefits of deductible expenses incurred during the three month period ended March 31 2005, the Company recorded a recovery of $25,000 (March 31, 2004 – ($280,273)). The Company recognized the recovery of the tax benefit arising from current year losses as these losses provide a partial offset to the future income tax liabilities arising from flow through share arrangements completed by the Company in previous years.

8. SUPPLEMENTAL CASH FLOW INFORMATION

During the period ended March 31, 2004, the Company issued 23,364 common shares pursuant to the Midrim Property agreement.

9. SUBSEQUENT EVENT

On May 4, 2005, Aurora announced that it had entered into an agreement with FNX Mining Company Inc. ("FNX") whereby FNX will acquire all of the outstanding shares of Aurora in exchange for common shares of FNX based on the weighted-average trading price of the FNX shares for the ten business days ending on June 14, 2005. If the FNX share price is between $7.50 and $11.00, shareholders of Aurora will receive one FNX share for every five shares of Aurora. However, this is subject to a collar formula whereby if the FNX share price is above $11.00, Aurora shareholders will receive that number of FNX shares that would result in a maximum consideration of $2.20 per Aurora share. If the FNX share price is between $5.00 and $7.50, Aurora shareholders will receive that number of FNX shares that would result in a consideration of $1.50 per Aurora share.

The acquisition will occur by way of a Plan of Arrangement to be approved at the annual general and special meeting of Aurora shareholders expected to be held on June 20, 2005. The Board of Directors of Aurora unanimously supports the agreement with FNX, a proven producer with a growing asset base and discovery record in the Sudbury Camp.

AURORA PLATINUM CORP.

PO BOX 10102
SUITE 1650
701 WEST GEORGIA STREET
VANCOUVER, BC
CANADA V7Y 1C6

T: 604 687 7778
F: 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com